Room 4561


	December 12, 2005


Mr. John H. Lowry III
Vice President, Chief Financial Officer,
	Treasurer and Secretary
Catuity Inc.
2711 East Jefferson Avenue
Detroit, Michigan 48207

Re:	Catuity Inc.
	Amendment No. 1 to Registration Statement on Form S-3 filed
November 29, 2005
	File No. 333-128600

Form 10-K for fiscal year ended December 31, 2004
Form 10-QSB for fiscal quarter ended March 31, 2005
Form 10-QSB for fiscal quarter ended June 30, 2005
Form 10-QSB for fiscal quarter ended September 30, 2005
File No. 0-30045

Dear Mr. Lowry:

      We have reviewed your amended filing and response letter dated
November 29, 2005 and have the following comments.

Amendment No. 1 to Form S-3

1. We note your response to comment no. 1 in our letter dated
October
25, 2005 and your Form 8-K/A filed November 14, 2005 providing financial statements and pro forma financial information for Loyalty
Magic. Your Form 8-K/A, however, only provides Loyalty Magic`s audited financial statements for the year ended June 30, 2004. Item
310(c)(i) of Regulation S-B requires financial statements of the most recent fiscal year which, in the case of Loyalty Magic, would appear to be the year ended June 30, 2005. We further note that you have provided pro forma balance sheet information as of June 30, 2004.
Item 310(d)(2), however, would appear to require such information to be as of June 30, 2005. Please revise as appropriate.

Selling Stockholders, page 8

2. We note your revised disclosure with respect to Mr. Stewart Flink`s status as a registered broker-dealer. As a result, it appears that Crestview Capital Master LLC can be construed as an affiliate of a broker-dealer. Please clarify your disclosure to indicate that Crestview Capital Master LLC is an affiliate of a broker-dealer and disclose whether Crestview Capital Master LLC acquired the securities to be resold in the ordinary course of business.

Item 16. Exhibits

3. Please provide consents of your independent accountants as of a more recent practicable date.

Form 10-K for Fiscal Year Ended December 31, 2004

Item 9A. Controls and Procedures

4. We note your response to comment no. 11 in our letter dated
October 25, 2005. Please advise us whether there were any changes to your internal control over financial reporting for the quarters ended
December 31, 2004, March 31, 2005 and June 30, 2005.

Form 10-QSB for Fiscal Quarter Ended September 30, 2005

Item 3. Controls and Procedures

5. We note your disclosure that your "disclosure controls and procedures are designed to provide reasonable assurance." With reference to comment no. 10 in our letter dated October 25, 2005, please advise us whether your disclosure controls and procedures are also effective at that reasonable assurance level. Please advise us whether you will note this comment with respect to preparing subsequent reports.


*              *              *              *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact me at
(202) 551-3735.

	Sincerely,


	Barbara C. Jacobs
	Assistant Director